TRANSGLOBE ENERGY CORPORATION ANNOUNCES
MID-Q2 2018 UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 22, 2018 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces a mid-second quarter 2018 update. All dollar values are expressed in US dollars unless otherwise stated.
Highlights

•	Published AIM listing documents June 1st, 2018; application has been made for admission to trading in London on June 29th

•	Drilled three oil wells during the quarter (K45, Arta 54, NWG 38A-Inj)

•	Stimulated four oil wells during the quarter (Arta 48 & 54, NWG 1AX & 5X)

•	Two cargoes sold during the second quarter (452 Mbbls April 7th and 450 Mbbls June 15th), next cargo scheduled for mid-July

•
Mobilized two drilling rigs to the western desert (NW Sitra) for the 2018 exploration drilling program. Expect to commence drilling at NW Sitra 9 and at NW Sitra 12, prior to month end following rig inspections and acceptance testing

•	Completed the planned three week turnaround at Harmattan during May and back on production May 26th

•	Acquired 100% working interest in 16 sections (10,240 acres) of Cardium rights at Crown land sales year to date on a Cardium prospect south/south west of Harmattan pool
PRODUCTION
Corporate production averaged ~14.3 MBoepd during April, ~12.4 MBoepd during May and has averaged ~14.8 MBoepd to date in June. May production was impacted by a planned shut in of Canadian production associated with a turnaround at a third party operated gas plant in the Harmattan area
Production Summary:

(MBoepd)	April	May	June (to date)
Egypt	11.9	11.6	12.0
Canada	2.4	0.8	2.8
Total	14.3	12.4	14.8
Note: In addition to the planned May turnaround at Harmattan, the Company shut in an additional 80 Boepd of natural gas production on May 11th due to low gas prices.
MARKETING
In Egypt, the Company completed two crude oil cargo sales during the quarter. The first cargo was lifted in April (452,000 barrels) for proceeds of ~$26.5 million and the second cargo was lifted in June (~450,000 barrels) with proceeds due in mid-July.

In addition, the Company sold an additional ~82,000 barrels of entitlement oil directly to EGPC during April for proceeds of $4.6 million to offset local expenses.

The Company is scheduled to lift a third cargo in mid-July, and expects to finalize the timing of the fourth cargo with EGPC in Q3/Q4.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
Eastern Desert
The Company drilled three oil wells during the second quarter at K-45, Arta 54 and NWG 38A-Inj.
In West Bakr the K-45 well was the second South K-field well this year, targeting the main Asl A sand in a crestal position in South K-field. The well was drilled to a total depth of 5,831 feet and encountered the main Asl A sand approximately 66 feet structurally higher than the K-46 well and is structurally the highest well in South K-field Asl A & B pools. The K-45 well encountered an internally estimated 195 feet of net oil pay comprising 120 feet of net oil pay in the Asl A pool (A1, A2 and A3) and 75 feet of net oil pay in the Asl B pool. The K-45 well was completed during May in the Asl B formation and is currently producing at a rate of 380 Bopd.
In West Gharib the Arta 54 well was the second well drilled this year in the boundary area between the Arta pool and the offsetting NWG development lease #3. Arta 54 was drilled to a total depth of 3,711 feet and encountered approximately 128 feet of Nukhul/Red Bed formation with an internally estimated 24.5 feet of net oil pay. The well was completed and placed on production at a pre-frac rate of 60+ Bopd. Arta 54 was facture stimulated and will be placed back on production this week.

In NorthWest Gharib (“NWG”) the NWG 38A-Inj well was planned as a water injector to provide reservoir pressure support to enhance recovery for the pool. The well was drilled to a total depth of 5,552 feet and encountered 92 feet of Red Bed with an internally estimated net oil pay of approximately 34 feet (scheduled for completion as an oil well prior to the end of June). This well has extended the NWG 38 pool red bed zone to the South by 0.4 kilometers and is approximately 83 feet structurally lower than the NWG 38A-2 well which was the previous lowest known oil in the pool. With the NWG 38A-Inj well results, the current known oil column in the NWG 38A pool is approximately 575 feet. The Company will now drill NWG 38A-7, located approximately 0.4 kilometers southeast of NWG 38A-Inj, targeting the same red bed pool in a structurally lower position. Should the NWG 38A-7 well also encounter additional oil column, the Company has planned an additional well further south at NWG 38A-8 as a contingency for reservoir pressure support.

The drilling rig has been temporarily stacked at NWG 38A-Inj pending military approvals of the NWG 38A-7 well and two wells in M field at West Bakr which are expected by end of June. It is expected that the three well drilling program will be completed in early Q3.

The Company also completed a four well (Arta 48, Arta 54, NWG 1AX, NWG 5X) stimulation program during May/June targeting Nukhul and tight Red Bed conglomerate wells. The wells have all been fraced and are being placed on production for post frac clean up. It is expected that each of the wells will produce at an initial 30 day average rate of 120 to 150 Bopd after recovering frac fluid based on offsetting producers.

Western Desert
In North West Sitra (“NWS”) the Company began mobilizing two drilling rigs to location the second week of June. The smaller 1,000 HP drilling rig is rigging up at NWS 9 and the larger 2,000 HP drilling rig is moving to NWS 12. It is expected that drilling will commence prior to month end following the respective inspection/acceptance processes.

NWS 9 is targeting a stacked Cretaceous prospect with a planned drilling time of approximately 30 days. NWS 12 is targeting a deeper stacked Cretaceous/Jurassic prospect with a planned drilling time of approximately 60 days.

In addition, well site preparation is underway on South Ghazalat (“SG”) for the planned SG 1 and SG 2 exploration wells. SG 1 and SG 2 are targeting multi-stacked Cretaceous prospects.

The 1,000 HP drilling rig (currently on NWS 9) will be used to drill SG 1 and 2, following drilling/testing of
NWS 9.

In South Alamein, the Company has received a seven month extension to the PSC to allow further time for military approvals of drilling locations.

CANADA
During the scheduled May shut down period, the Company completed inspection/maintenance work on the main oil processing battery and the main natural gas compressor for the Harmattan area.
Concurrently the Company is finalizing the 2018 Cardium drilling program, which is scheduled to commence in August. The 2018 Cardium development program of up to six horizontal wells is planned to be drilled from a common pad to improve efficiencies and reduce costs. The Company is planning to drill one two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area.  The remainder of the 2018 program will be one-mile horizontal wells.
Also, during 2018 the Company has acquired 100% working interest in 16 sections (10,240 acres) of Cardium rights at Crown land sales (March and May) on a Cardium prospect south/south west of the Harmattan pool. Based on historical well logs and core data on the lands and offsetting lands, the Company believes that a significant portion of the acreage is prospective for Cardium oil development utilizing the horizontal well multi-stage frac technology employed in the adjacent Harmattan pool. The Harmattan pool has been developed by drilling four wells per section. The Company is evaluating the merits of drilling an exploratory horizontal well on the new lands as part of the 2018 development drilling program or the 2019 program.
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's intention to seek a listing on AIM to enhance liquidity for the Company’s shareholders and provide more direct access to the London capital markets; the date that Admission is expected to become effective and dealings will commence; the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; the suitability of the Company for the London capital markets; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; the Company’s plans at South Alamein, to negotiate future military access (including the expected timing thereof) the Company's drilling program at Harmattan, including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

In making the forward-looking statements contained in this document, the Company has made assumptions regarding, but not limited to: the process and requirements to list on AIM; assumptions regarding expected liquidity for the Company’s shareholders; access to, and receptivity of, the London capital markets; the date that Admission is expected to become effective and dealings will commence. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information, including uncertainty in obtaining required approvals from TransGlobe's nominated advisor; uncertainty in obtaining required approvals from the London Stock Exchange; failure to achieve the perceived benefits of the AIM market; general economic and financial conditions of the AIM market; and other factors beyond the Company's control.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Brett Norris, M.Sc., P Geo, - Vice President Exploration for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr Norris obtained a Master’s of Science Degree in Geology from the University of Western Ontario. He is a Registered Professional Geoscientist in the province of Alberta and has of 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included in this news release, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day
GJ/d    giga joules per day
$C/JG    Canadian dollars per giga joule

For further information, please contact: Investor Relations Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com